SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                  863318 10 1
                                (CUSIP Number)


                          Stanley U. North, III, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                             TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               NOVEMBER 11, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 8

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     SUE STROBER
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  948,951
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    676,791

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           676,791

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.46

           (14)            TYPE OF REPORTING PERSON
			    IN


CUSIP NO. 863318 10 1                                        13D                            PAGE 3  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     STROBER FAMILY TRUST (THE "TRUST")
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR OF THE TRUST, TRANSFERRED THE
		     SHARES OF THE ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    180,960

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           180,960

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.60

           (14)            TYPE OF REPORTING PERSON
			   00 - CHARITABLE REMAINDER TRUST


CUSIP NO. 863318 10 1                                        13D                            PAGE 4  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     HILARY STROBER
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR, GIFTED THE SHARES OF THE
		     ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    45,600

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           45,600

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.91

           (14)            TYPE OF REPORTING PERSON
			    IN


CUSIP NO. 863318 10 1                                        13D                            PAGE 5  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     STEVEN STROBER
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR, GIFTED THE SHARES OF THE
		     ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    45,600

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           45,600

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.91

           (14)            TYPE OF REPORTING PERSON
			    IN


                                 SCHEDULE 13D
                                Amendment No. 8

      This Amendment is filed on behalf of Sue Strober and amends and supplements the initial Schedule 13D dated March 8, 1988; as amended by Amendment No. 1 dated November 19, 1990; Amendment No. 2 dated December 19, 1990; Amendment No. 3 dated June 12, 1991; Amendment No. 4 dated July 31, 1991; Amendment No. 5 dated December 27, 1994; Amendment No. 6 dated October 5, 1995; and Amendment 7 dated October 4, 1996.

Item 4. PURPOSE OF THE TRANSACTION

	This item is amended to read as follows:

	The Schedule 13D as originally filed, and as amended by Amendment No. 1 thru Amendment No. 7 thereto (the "AMENDED SCHEDULE 13D"), stated that the purpose of the transaction was investment and that the filing person intends to review on a continuing basis its investment in the securities of the Company and the Company's business affairs, financial condition and state of the building supply industry in which the Company participates, as well as conditions in the securities markets and general economic and industry conditions. The Amended Schedule 13D also stated that the filing person may in the future take such action in respect of its investment in the securities of the Company as it deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional securities or disposing of securities now held or hereafter acquired in open market transactions, privately negotiated transactions or otherwise.

	The Amended Schedule 13D is further amended to reflect that as of November 11, 1996, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Hamilton Acquisition LLC (the "PARENT") and Hamilton NY Acquisition Corp., a wholly-owned subsidiary of the Parent
(the "SUBSIDIARY"), pursuant to which the Subsidiary would be merged with the Company (the "MERGER"). The merger consideration to be paid to Company stockholders is $6.00 per share of Company Common Stock, in cash, for an aggregate fully diluted purchase price of approximately $32 million. Additionally, as of November 11, 1996, the filing person together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into a Proxy Agreement dated as of November 11, 1996 with the Parent and the Subsidiary (the "PROXY AGREEMENT") pursuant to which such stockholders agreed, among other things, to appoint the Parent as such stockholders' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

      Consummation of the Merger Agreement would necessarily result in the following:

      (a) the Parent acquiring all of the then outstanding shares of Company Common Stock;
      (b) an extraordinary corporate transaction involving the Company and its subsidiaries;
      (d) the resignation of the present Board of Directors of the Company and the addition of Frederick Marinoas Chief Executive officer to Company management;
      (e)  a reduction in Company equity capitalization;
      (g)  a restatement of the Company's charter and by-laws;
      (h)  the Company being delisted.


                              6 of 8

Item 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	This item is supplemented as follows:

	As of September 30, 1996, Ms. Strober together with the Company and certain other individuals amended the Agreement and Plan of Reorganization (the "AMENDED REORGANIZATION AGREEMENT") to terminate certain parties thereto who were not stockholders of the Company. The Company, Ms. Strober and the remaining parties to the Amended Reorganization Agreement (together, the "NON-TERMINATING PARTIES") also entered into certain waivers of the Amended Reorganization Agreement to facilitate certain transactions with regard to the Proxy Agreement.

	Additionally, as of November 11, 1996, Ms. Strober together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into the Proxy Agreement with the Parent and the Subsidiary pursuant to which Ms. Strober together with seven (7) others agreed, among other things, to appoint the Parent as such stockholders' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

   4. Proxy Agreement dated as of November 11, 1996 by an among the Reporting Person and other persons [incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.]

   5. Second Amendment to Agreement and Plan of Reorganization dated as of September 30, 1996 by and among the Company and the parties named therein.

   6. Form of Waiver Agreement dated as of October 25, 1996 between the Company and the Non-Terminating Parties.



                              7 of 8

                                   SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                SUE STROBER


                                                /S/ DAVID W. BERNSTEIN
						----------------------------
                                                David W. Bernstein
                                                Attorney-in-Fact

Dated November 7, 1996


                              8 of 8

			      EXHIBIT 5


                         Second Amendment to Agreement
                          and Plan of Reorganization


      This Second Amendment dated as of September 30, 1996 (this "AMENDMENT)", to the Agreement and Plan of Reorganization dated as of October 1, 1986, as amended as of January 25, 1988 (the "REORGANIZATION AGREEMENT") by and among the persons set forth as signatories of this Amendment and The Strober Organization, Inc., a Delaware corporation (the "COMPANY").

      WHEREAS, the persons listed on SCHEDULE A hereto are parties to the Reorganization Agreement but are not currently stockholders of the Company and desire to terminate their participation as a party to the Reorganization Agreement (the "TERMINATING PARTIES"); and

      WHEREAS, each of the parties hereto has determined that it is in the best interest of such party that this Second Amendment be entered into;

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties hereto, the parties agree as follows:

      1. REPRESENTATION AND WARRANTY. Each of the Terminating Parties represents and warrants to each other party that as of the date hereof such Terminating Party does not own any Company Common Stock or have the right to acquire any Company Common Stock.

      2. TERMINATION. Each of the parties hereto agrees that as of the date hereof, the Terminating Parties shall no longer be deemed to be a party to the Reorganization Agreement.

      3. WAIVER. Each of the Terminating Parties hereby waives any rights that the Terminating Party has as of the date hereof by reason of the Reorganization Agreement.

      4. SEVERABILITY. Any term or provision of this Second Amendment which is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Second Amendment or affecting the validity or enforceability of any of the terms or provisions hereof in any other jurisdiction.

      5. COUNTERPARTS. This Second Amendment may be executed in one or more counterparts, each of which shall be considered an original and all of which, when taken together, shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment as of the date first above written.

THE STROBER ORGANIZATION, INC.


By: /s/ Robert J. Gaites                /s/ Robert J. Gaites
-----------------------------------     ---------------------------------------
Robert J. Gaites, President             Robert J. Gaites

/s/ Sue Strober				/s/ John T. Guerin
-----------------------------------     ---------------------------------------
Sue Strober                             John T. Guerin

/s/ Sue Strober				/s/ Richard D. King
-----------------------------------     ---------------------------------------
Sue Strober, as Trustee for Steven      Richard D. King
Strober

/s/ Sue Strober				/s/ Philip Zieky
-----------------------------------	---------------------------------------
Sue Strober, as Trustee for Hilary      Philip Zieky
Strober

/s/ Gordon Sandler			/s/ Paul Zieky
-----------------------------------	---------------------------------------
Gordon Sandler                          Paul Zieky

/s/ Aaron F. Kulick			/s/ Edward Zieky
-----------------------------------	---------------------------------------
Aaron F. Kulick, in his capacity as a   Edward Zieky
 Beneficiary of the Estate of
 Gary F. Kulick

/s/ Erik L. Kulick			/s/ Eliott Zieky
-----------------------------------	---------------------------------------
Erik L. Kulick, in his capacity as a    Eliott Zieky
 Beneficiary of the Estate of
 Gary F. Kulick


/s/ Nathan Schwartzberg			/s/ Philip B. Simonds
-----------------------------------	---------------------------------------
Nathan Schwartzberg                     Philip B. Simonds

/s/ Albert C. Brower			/s/ John Yanuklis
-----------------------------------	---------------------------------------
Albert C. Brower                        John Yanuklis

/s/ Richard Young			/s/ Janet Zieky
-----------------------------------	---------------------------------------
Richard Young                           Janet Zieky

/s/ Gordon Milne			/s/ Jon Zieky
-----------------------------------	---------------------------------------
Gordon Milne                            Jon Zieky

/s/ Jeffrey Zieky			/s/ Nancy Green
-----------------------------------	---------------------------------------
Jeffrey Zieky                           Nancy Green

/s/ Philip Zieky			/s/ Phyllis Rachlin
-----------------------------------	---------------------------------------
Philip Zieky, Executor of the`          Phyllis Rachlin
Estate of Evelyn Zieky

                         Second Amendment to Agreement
                          and Plan of Reorganization

                        [SIGNATURE PAGE CONTINUED]

/s/ Abraham Fishberg
-----------------------------------
Abraham Fishberg, Executor
Estate of Sylvia Fishberg

                                SCHEDULE A
                                    to
                       Second Amendment to Agreement
                        and Plan of Reorganization



                            TERMINATING PARTIES


                                  Nancy Green
                                  Janet Zieky
                                 Jeffrey Zieky
                                   Jon Zieky
                                  Paul Zieky
                                 Philip Zieky
                            Estate of Evelyn Zieky

    The following parties are beneficiaries of the Estate of Gary F. Kulick
                                Aaron F. Kulick
                                Erik L. Kulick

                           Estate of Sylvia Fishberg

			  EXHIBIT 6

                  THE STROBER ORGANIZATION, INC.
                        550 HAMILTON AVENUE
                     BROOKLYN, NEW YORK 11232


                                   Dated as of October 25, 1996


To the Persons Listed as Signatories

Ladies and Gentlemen:

     On February 20, 1996, the Company announced that it had engaged Hill Thompson Capital Markets, Inc. as the Company's financial advisor to explore strategic alternatives in order to maximize stockholder value, including the possible merger or sale of all or part of the Company.

     Certain forms of sale of all or part of the Company might involve the transfer of the common stock of the Company by you and other stockholders who have certain rights under an Agreement and Plan of Reorganization dated as of October 1, 1986, by and among the Company and certain stockholders, as subsequently amended, by and among the Company and certain stockholders (collectively, the "AGREEMENT"). The Company is sending this letter to each of the parties of the Agreement but is only binding upon those parties of the Agreement who execute it and return it to the Company.

     This letter will serve as the Company's notice to you that, subject to the Waiver Conditions (as defined below), pursuant to Section 13(c) of the Agreement, the Company waives its rights under Sections 5 and 6 of the Agreement (concerning transfers of Company stock and the right of first refusal) and consents (i) to the transfer of shares of Strober Stock (as defined in the Agreement) by you in connection with any future transaction between the Company and/or its stockholders and a third party (a "TRANSACTION") and (ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction.

     The Company hereby requests that, pursuant to applicable provisions of the Agreement, you waive your rights under this Agreement and consent to
(i) the transfer of shares of Strober Stock (as defined in the Agreement) by any other party to the Agreement in connection with any Transaction and
(ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction. Such waiver and consent shall be effective only upon the occurrence of the following (the "WAIVER CONDITIONS"): (i) the Transaction, if any, shall have been consummated no later than 5:00 p.m., New York time, on January 31, 1997; and (ii) pursuant to such Transaction, each stockholder party to the Agreement shall receive the same amount of consideration per share of common stock as any other holder of common stock of the Company.
     By countersigning this letter and returning it to the Company at the above address, you agree to: (i) waive your rights under the Agreement and consent to transfers and grant of irrevocable proxies as described in the immediately preceding paragraph; and (ii) maintain the confidentiality of the existence of this letter and its contents.

     Upon receipt and confirmation of this letter by any of the parties thereof, the Company will provide you with the signed waiver of each stockholder party to the Agreement. We appreciate your prompt attention to this matter as we strive to increase the value of the Company to its stockholders.

                                   Very truly yours,

                                   /S/ ROBERT J. GAITES
				   ---------------------------------------
                                   President and Chief Executive Officer

AGREED AND ACCEPTED


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